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                                                                       Exhibit 5


                        [BULL RUN CORPORATION LETTERHEAD]



                                 October 4, 1999


VIA FACSIMILE AND UPS

BancBoston Robertson Stephens, Inc.
Suite 2600
555 California Street
San Francisco, California  94104
Attention:  Mr. Joseph A. Pellegrini, Principal

         Re:      Proposed Acquisition of Rawlings Sporting Goods Company, Inc.

Dear Sir:

         Pursuant to your letter of September 17, 1999, Bull Run Corporation ("Bull Run") is pleased to submit this offer by a corporation to be formed by Bull Run ("Purchaser") to acquire all of the issued and outstanding shares of Common Stock (including stock options and other common stock equivalents) of Rawlings Sporting Goods Company, Inc. ("Rawlings" or the "Company"), except those shares of Common Stock owned by Bull Run and any other existing stockholders who elect to retain their Common Stock in the Company (the "Stock"). Subject to the Company's prior consent, Bull Run will offer to certain existing shareholders of the Company the option to retain their Common Stock in the Company in connection with the acquisition. Bull Run anticipates that stockholders representing up to approximately 2.5 million shares of Rawlings' Common Stock will elect to retain their shares in connection with the proposed transaction. The terms of our proposal are as follows:

         1. CONSIDERATION. Purchaser will offer each Rawlings stockholder (and each holder of stock options and other common stock equivalents) the option of accepting either of the following two alternatives: (i) $12.25 per share payable in cash for 100% of each Rawlings stockholder's Stock or (ii) $13.00 per share payable in cash for up to 92% of each Rawlings stockholder's Stock, with each Rawlings stockholder retaining 8% or more of his, her or its Stock.

         2. CORPORATE, REGULATORY AND OTHER APPROVALS; TIMING. While Bull Run's Board of Directors, through its Executive Committee, has given preliminary approval for this bid, we expect that either the Executive Committee or the full Board of Directors also will meet to review the final Agreement and Plan of Merger (the "Agreement") contemporaneously with the similar meeting of Rawlings' Board of Directors. Otherwise, we are aware of no corporate, regulatory or other approvals that are not contemplated in the Agreement, such as filing the




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BancBoston Robertson Stephens, Inc.
October 4, 1999
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Pre-Merger Notification and Report Form and expiration of the applicable waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and obtaining any necessary consents from parties to Rawlings' contracts.

         We intend to consummate this acquisition as quickly as possible. As we and our advisors have discussed with you previously, as of this date we have not completed our due diligence review of Rawlings. Prior to executing the revised Agreement (TAB 1), we will need to complete our due diligence review in order to confirm (i) the accuracy of the representations and warranties of Rawlings made in the revised Agreement, (ii) the contents of the Disclosure Schedule under the Agreement and (iii) other key business items. Assuming that we will have prompt and complete access to the appropriate personnel and information, we anticipate that we can complete our due diligence within approximately twenty days after Rawlings' acceptance of Bull Run's bid.

         We believe we can work with Rawlings and its advisors to commence the tender offer within 30-40 days after we have been notified that Rawlings has accepted our bid, including the preparation and filing of the appropriate securities filings and execution of the final Agreement.

         3. MANAGEMENT AND EMPLOYEES OF RAWLINGS. We are still formulating our plans with respect to Rawlings' management and employees. However, we plan to appoint a new Chief Executive Officer and we will evaluate each member of senior management and each employee on an individual basis. We anticipate finalizing our personnel plan in connection with our due diligence review and will advise you promptly following our development of such a plan.

         4. FINANCING. Bull Run's bid is contingent on the receipt of third party financing. We anticipate financing this transaction through three primary sources: (i) retained equity investments by current Rawlings stockholders; (ii) senior and mezzanine debt financing; and (iii) private equity investments.

         o RETAINED EQUITY. Bull Run will retain its current ownership of Stock. In addition, we anticipate that the Rawlings stockholders will elect to retain significant equity ownership. We expect the aggregate retained equity (including Bull Run Common Stock) will be approximately 30% to 40% of the issued and outstanding shares of Common Stock of Rawlings.

         o SENIOR AND MEZZANINE DEBT FINANCING. We have received a proposal from [__________________](1) for up to $105 million of debt financing. In addition, we anticipate receiving proposals from other lenders, including existing lenders to Bull Run.




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(1) The name of the debt financing source has been redacted to maintain its confidentiality.

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BancBoston Robertson Stephens, Inc.
October 4, 1999
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         o        PRIVATE EQUITY INVESTMENT. We have received proposals for
                  equity investments sufficient to consummate the proposed acquisition from investors including [__________________](2), [__________________](2), [__________________](2) and
                  [__________________](2).

         These proposals are expressly conditioned on the completion of our due diligence review to our sole satisfaction and the execution of financing agreements with each of these prospective financing sources. The contact information for each of our proposed financing sources is attached at TAB 2.

         5. AGREEMENT AND PLAN OF MERGER. The Agreement attached at TAB 1 has been marked to show all of our suggested changes.

         In accordance with your September 17, 1999 letter, this acquisition proposal constitutes a binding offer for fifteen business days from today.

         We are very excited about the possibility of joining forces with Rawlings, its management and its employees. I look forward to the opportunity to speak with you about our proposal in greater detail. The names and contact numbers of Bull Run's advisors and me are attached at TAB 3.


                                        Sincerely yours,
                                        Bull Run Corporation



                                        /s/ Robert S. Prather, Jr.
                                        ----------------------------------------
                                        Robert S. Prather, Jr.
                                        President and CEO


cc:      Mr. Frederick J. Erickson
         Mr. Stephen W. Powell
         Mr. Stephen A. Opler


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(2) The name of each of the equity financing sources has been redacted to maintain its confidentiality.